UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

Can-Fite BioPharma Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.25 per share
American depositary shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share

(Title of Class of Securities)

13471N201

(CUSIP Number)

Ori Zanco, Adv.
c/o Capital Point, Ltd.
 One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-0322

with copies to:

Perry, Wildes, Adv.
 Gross, Kleinhendler, Hodak, Halevy,
 Greenberg, Shenhav & Co.
 One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-4444

(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

June 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

CUSIP No. 13471N201	Page 2 of 4

1	NAME OF REPORTING PERSON. Capital Point Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,971,020
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 11,971,020
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,971,020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 12.00% (*)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(*)
This percentage is based on an aggregate of 99,721,638 Ordinary Shares issued and outstanding on May 22, 2019, based on the number of outstanding Ordinary Shares reported in the Issuer’s Rule 424(b)(5) prospectus filed with the Securities and Exchange Commission (“SEC”) on May 22, 2019 (the “Prospectus”) and taking into account the Ordinary Shares issued pursuant to the Prospectus.

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The Schedule 13D filed on May 30, 2019 (the “Original Schedule 13D”) by Capital Point Ltd. (“Capital Point”) related to American Depositary Shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share (the “Ordinary Shares”), of Can-Fite BioPharma Ltd. (the “Issuer”), as amended on June 6, 2019, is hereby amended as set forth below by this Amendment No. 2.

Item 4     Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by adding the following paragraphs:

On June 13, 2019, Capital Point initiated legal proceedings in the District Court of Tel Aviv-Yafo (Economic Division) to compel the Issuer to convene a special general meeting of shareholders.  This followed the Issuer’s rejection of Capital Point’s earlier demand to convene a special general meeting of shareholders pursuant to its right as a more-than 5% shareholder under the Issuer’s Amended and Restated Articles of Association and the Israeli Companies Law.  The Issuer’s rejection came in a June 11, 2019 letter to Capital Point from counsel to the Issuer refusing to convene such special meeting, claiming among other things, that Capital Point has no right to make such a demand.

In its complaint, Capital Point asks the District Court to compel the Issuer to schedule such shareholder meeting no later than July 18, 2019, and to direct the Issuer to make no changes in its capital structure, including not issuing any securities, prior to the record date of such meeting.  Capital Point intends to vigorously pursue its claims against the Issuer and enforce its right to demand that a special general meeting of shareholders be convened.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2019

CAPITAL POINT LTD.

/s/ Shay Itshak Lior
By: Shay Itshak Lior
Title: co-Chief Executive Officer

/s/ Yossi Tamar
By: Yossi Tamar
Title: co-Chief Executive Officer

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